Form 51 - 102F3

Material Change Report

1. Name and Address of Company

KWESST Micro Systems Inc. ("KWESST" or the "Company")

155 Terence Matthews Crescent, Unit #1

Kanata, Ontario, K2M 2A8

2. Date of Material Change

December 6, 2022 and December 9, 2022.

3. News Releases

KWESST issued press releases with respect to the material changes described below on December 6, 2022 and December 9, 2022 via NewsFile Corp.

4. Summary of Material Changes

On December 6, 2022, KWESST priced its (i) initial public offering in the United States of 2,500,000 units (the "US Units"), at a price of US$4.13 per US Unit (the "US IPO"); and (ii) Canadian public offering of 726,392 units (the "Units") at a price of US$4.13 per Unit (the "Canadian Offering"). The aggregate gross proceeds from both offerings will be approximately US$13,325,000, before deducting underwriting discounts and offering expenses.

On December 9, 2022, KWESST completed its US IPO and Canadian Offering for an aggregate gross proceeds of approximately $14,145,000. Under the US IPO, KWESST sold 2,500,000 units at a public offering price of USD $4.13 per unit, consisting of one common share and one common share  purchase warrant (a "Warrant"). Under the Canadian Offering, KWESST sold 726,392 units, each consisting of one common share and one Warrant, at a price of USD $4.13 per unit. Each Warrant entitles its holder to purchase one common share of KWESST at  price of USD $5.00 until December 9, 2027.

5. Full Description of Material Changes

5.1. Full Description of Material Changes

The material changes described in this Item 5 are fully described in KWESST's press releases dated December 6, 2022 and December 9, 2022, copies of which are attached hereto as Schedule A, and are available under KWESST's SEDAR profile at www.sedar.com.

5.2. Disclosure required for a "Restructuring Transaction"

Not applicable.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

The executive officer who can answer questions regarding this report is Mr. Steve Archambault, Chief Financial Officer of KWESST. Mr. Archambault can be reached at (613) 319-0537 extension 116 or  archambault@kwesst.com.

9. Date of Report

December 16, 2022.

SCHEDULE A

KWESST Confirms Details of the US IPO and Canadian Offering

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES/

December 6, 2022 - Ottawa, Ontario - KWESST Micro Systems Inc. (TSXV: KWE) ("KWESST" or "the Company") today announces the pricing of (i) the Company's initial public offering (the "US IPO") in the United States of 2,500,000 units (the "US Units"), at a price of US$4.13 per US Unit and (ii) the Company's simultaneous Canadian public offering (the "Canadian Offering") of 726,392 units (the "Units") at a price of US$4.13 per Unit. The aggregate gross proceeds from  both offerings will be approximately US$13,325,000, before deducting underwriting discounts and offering expenses.

KWESST intends to use the aggregate net proceeds for working capital, including commercial roll-out  of PARA OPS in the United States, and for the repayment of certain outstanding loans and other general corporate purposes. KWESST may also use of a portion of the net proceeds for acquisitions or strategic investments in complementary businesses or technologies. Both offerings are expected to close on December 9, 2022, subject to satisfaction of customary closing conditions.

US IPO

The common shares and warrants comprised in the US Units offered in the US public offering, are expected to begin trading on the Nasdaq Capital Market on December 7, 2022 under the symbols "KWE" and "KWESW", respectively. ThinkEquity LLC ("ThinkEquity") acted as sole book running manager for the US public offering.

Each US Unit consists of one common share and one warrant to purchase one common share of the  Company (a "US Warrants"). Each US Warrant entitles its holder to purchase one additional  common share for a period of five years from closing at an exercise price of US$5.00 per share.

In addition, KWESST has granted the underwriter a 45-day option to purchase up to an additional  375,000 common shares and/or pre-funded common share purchase warrants and/or 375,000  warrants to purchase common shares to cover over-allotments, if any.

The US IPO is made only by means of a prospectus, which, for the avoidance of doubt, does not  constitute a "prospectus" in any Province or Territory of Canada under applicable Canadian securities  legislation and has not been reviewed by any securities regulatory authority in any Province or  Territory of Canada. A registration statement, including a prospectus, relating to the US IPO was filed  with, and declared effective by, the U.S. Securities and Exchange Commission. A copy of the  registration statement related to the US IPO may be obtained on the SEC's website, www.sec.gov, or from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004, by telephone at (877) 436-  3673, or by email at prospectus@think-equity.com.

Canadian Offering

The common shares comprised in the Units are expected to begin trading on the TSX Venture Exchange on December 9, 2022 under the ticker "KWE". PI Financial Corp. ("PI Financial") acted as sole book runner and underwriter for the Canadian offering. Each Unit is comprised of one common share in the capital of the Company and a common share  purchase warrant (a "Warrant"). Each Warrant entitles its holder to purchase one additional common share of the Company for a period of five years from closing at an exercise price of US$5.00 per share. KWESST has also obtained on November 28, 2022 a receipt for its amended and restated short form base PREP prospectus filed with the securities regulatory authorities in each of the provinces of  Canada, except Québec, and has also filed today a supplemented PREP prospectus with such authorities. A copy of the amended and restated short form base PREP prospectus and  supplemented PREP prospectus related to the Canadian Offering can be found under the Company's  profile on SEDAR at www.sedar.com. Copies may be obtained by email at:  syndication@pifinancial.com.

The Units, and the common shares and Warrants comprised in the Units offered under the Canadian  offering, as well as the common shares underlying the Warrants, have not been, and will not be,  registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or  any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of,  persons in the "United States" or "U.S. persons" (as such terms are defined in Regulation S under the  U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable state  securities laws or compliance with the requirements of an exemption therefrom.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall  there be any sale of securities in any province, state or jurisdiction in which such offer, solicitation or  sale would be unlawful prior to the registration or qualification under the securities laws of any such  province, state or jurisdiction.  This news release does not constitute an offer to sell or a solicitation of an offer to sell any securities  in the "United States" or to "U.S. persons " (each as defined in Regulation S under the U.S. Securities  Act). Securities may only be offered or sold within the United States or to U.S. persons if registered  under the U.S. Securities Act and all applicable state securities laws or pursuant to an exemption  from such registration requirements.

For more information, please visit https://kwesst.com/

Contact: Steve Archambault, CFO, archambault@kwesst.com or (613) 317-3941

Jason Frame, Investor Relations: frame@kwesst.com

About KWESST

KWESST develops and commercializes breakthrough next-generation tactical systems that meet the  requirements of security forces and personal defense for overmatch capability against adversaries. The company's current portfolio of unique proprietary offerings include its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for  shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control  System) for real-time awareness and targeting information from any source (including drones)  streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These include the  PhantomTM electronic battlefield decoy system to mask the electromagnetic signature of friendly forces with decoy signatures at false locations to deceive and confuse adversaries; a Battlefield Laser Detection System to counter the growing threat of weaponized lasers against personnel; and, GhostNetTM, a developmental technology for neutralizing small hostile drones without collateral  damage. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE. The common shares of KWESST trade on the TSXV under the symbol KWE.

Forward-Looking Information and Statements

This press release contains "forward-looking information" within the meaning of Canadian Securities  laws, which may include, but are not limited to: the closing of the Canadian and US Financing; and  KWESST's business, production and products. Often, but not always, forward-looking information can  be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends",  "contemplates", "anticipates", "believes", "proposes" or variations (including negative and  grammatical variations) of such words and phrases, or state that certain actions, events or results  "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such information and  statements are based on the current expectations of KWESST's management and are based on  assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such information and statements are reasonable, they may prove to be  incorrect. The forward-looking events and circumstances discussed in this press release may not  occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including risks relating to: the failure to complete the  Canadian and US Financing; the failure to obtain TSXV approval; general economic and stock market  conditions; adverse industry events; loss of markets; future legislative and regulatory developments in  Canada, the United States and elsewhere; the ability of KWESST to implement its business  strategies; risks and uncertainties detailed from time to time in KWESST's filings  with the Canadian  Securities Administrators; and many other factors beyond the control of KWESST.  Although KWESST has attempted to identify important factors that could cause actual actions, events  or results to differ materially from those described in forward-looking information or statements, there  may be other factors that cause actions, events or results to differ from those anticipated, estimated  or intended. No forward-looking information or statement can be guaranteed. Except as required by applicable securities laws, forward-looking information and statements speak only as of the date on  which they are made and KWESST undertakes no obligation to publicly update or revise any forwardlooking  information or statements, whether as a result of new information, future events or otherwise. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the  policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the release.

KWESST Micro Systems Inc. Announces Closing of Public Offerings for
$14.1 Million in Aggregate Gross Proceeds

/NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR

DISSEMINATION IN THE UNITED STATES/

December 9, 2022 - OTTAWA, ONTARIO - KWESST Micro Systems Inc. (Nasdaq: KWE, KWESW) (TSXV: KWE) (the "Company" or "KWESST") today closed its previously announced underwritten U.S. public offering (the "U.S. Offering") and underwritten Canadian offering (the "Canadian Offering"). In the U.S. Offering, the Company sold 2,500,000 units at a public offering price of USD $4.13 per unit, consisting of one share of common stock and one warrant to purchase one share of common stock ("Warrant"). The Warrants have a per share exercise price of USD $5.00, can be exercised immediately, and expire five years from the date of issuance. In connection with the closing of the U.S. Offering, the underwriter has exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants and 375,000 warrants to purchase common shares. The underwriter has retained the right to exercise the balance of its over-allotment option within the 45-day period.

In the Canadian Offering, the Company sold 726,392 units, each consisting of one common share and one warrant to purchase one common share, at a price to the public of USD $4.13 per unit. The warrants will have a per common share exercise price of USD $5.00, are exercisable immediately and expire five years from the date of issuance.

The common shares of KWESST and the Warrants sold in the U.S. Offering began trading on the Nasdaq Capital Market under the symbols "KWE" and "KWESW", respectively, on December 7, 2022.

The aggregate gross proceeds to the Company from the U.S. Offering and Canadian Offering were approximately USD $14,145,000, before deducting underwriting discounts and offering expenses.

KWESST intends to use the aggregate net proceeds for working capital, including commercial roll-out of PARA OPS in the United States, and for the repayment of certain outstanding loans and other general corporate purposes. KWESST may also use of a portion of the net proceeds for acquisitions or strategic investments in complementary businesses or technologies.

ThinkEquity acted as sole book-running manager for the U.S. Offering and PI Financial acted as sole book-running manager for the Canadian Offering.

As consideration for the services provided in connection with the US Offering, ThinkEquity received: (a) a broker-dealer cash commission of approximately US$835,000 equal to 7.5% of the gross offering proceeds of the U.S. Offering and (b) underwriter warrants (the "Underwriter Warrants") to purchase up to 134,950 common shares equal to 5% of the common shares and pre-funded common share purchase warrants issued under the U.S. Offering. Each Underwriter Warrant is exercisable to acquire one common share at a price of US$5.1625, exercisable as of June 4, 2023 and expiring December 4, 2027.

As consideration for the services provided in connection with the Canadian Offering, PI Financial received: (a) a cash commission of approximately US$210,000 equal to 7% of the gross proceeds of the Offering; and (b) 50,848 compensation options (the "Compensation Options") equal to 7% of the number of Units issued under the Canadian Offering. Each Compensation Option is exercisable to acquire one Canadian Unit at a price of US$4.13 for a period of two years after the closing of the Canadian Offering.

A registration statement on Form F-1 (File No. 333-266897) relating to the U.S. Offering was filed with the United States Securities and Exchange Commission ("SEC") and became effective on December 6, 2022. The U.S. Offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com.  The final prospectus may also be obtained at no cost by visiting the SEC's website at http://www.sec.gov.

The units issued in the Canadian Offering, were offered pursuant to an amended and restated short form base PREP prospectus of the Company dated November 25, 2022 and filed on November 28, 2022 with the securities regulatory authorities in each of the provinces of Canada, except Québec, and a supplemented short form PREP prospectus dated December 6, 2022 and filed with such regulatory authorities on the same date. A copy of the amended and restated short form base PREP prospectus and supplemented short form PREP prospectus related to the Canadian Offering can be found under the Company's profile on SEDAR at www.sedar.com. Copies may be obtained by email at: syndication@pifinancial.com.

The units issued in the Canadian Offering, as well as the common shares and warrants comprised in such units, have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the "United States" or "U.S. persons" (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an exemption therefrom.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About KWESST Micro Systems Inc.

KWESST develops and commercializes breakthrough next-generation tactical systems that meet the requirements of security forces and personal defense for overmatch capability against adversaries. The company's current portfolio of unique proprietary offerings include its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include counter-measures against threats such as electronic detection, lasers and drones. These include the PhantomTM electronic battlefield decoy system to mask the electromagnetic signature of friendly forces with decoy signatures at false locations to deceive and confuse adversaries; a Battlefield Laser Detection System to counter the growing threat of weaponized lasers against personnel; and, GhostNetTM, a developmental technology for neutralizing small hostile drones without collateral damage.  These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE. The common shares of KWESST trade on the TSXV under the symbol KWE.

Forward Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws, that are subject to substantial risks and uncertainties (together, "forward-looking statements"). All statements, other than statements of historical fact, contained in this press release are forward-looking statements. For example, the Company is using forward-looking statements when it discusses the use of proceeds from the combined offerings.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company's current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled "Risk Factors" in the prospectus related to the U.S. Offering filed with the SEC and in the prospectus related to the Canadian Offering filed with the securities regulatory authorities in each of the provinces of Canada, except Québec. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable laws.

For Additional Information Contact:

For more information, please visit https://kwesst.com/

Contact:  Steve Archambault, CFO, archambault@kwesst.com or (613) 317-3941

Jason Frame, Investor Relations: frame@kwesst.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the release.